As filed with the Securities and Exchange Commission on September 12, 2012

1933 Act File No. 333-174909

1940 Act File No. 811-22572

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-2

☐ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐

PRE-EFFECTIVE AMENDMENT NO. _

☑

POST-EFFECTIVE AMENDMENT NO. 2

☐ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☑

AMENDMENT NO. 5

THE MULTI-STRATEGY GROWTH & INCOME FUND

Principal Executive Offices

450 Wireless Boulevard, Hauppauge, NY  11788

1-631-470-2600

Agent for Service

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware  19801

Copies of information to:

JoAnn Strasser, Esq. Thompson Hine LLP 41 South High Street, 17th floor Columbus, OH 43215 (614) 469-3265	Emile R. Molineaux, Esq. Gemini Fund Services, LLC 450 Wireless Boulevard Hauppauge, NY 11788 (631) 470-2616

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑

It is proposed that this filing will become effective (check applicable box):

☐ when declared effective pursuant to section 8(c), or as follows:

☑ immediately upon filing pursuant to paragraph (b) of Rule 486.

☐ on (date) pursuant to paragraph (b) of Rule 486.

☐ 60 days after filing pursuant to paragraph (a) of Rule 486.

☐ on (date) pursuant to paragraph (a) of Rule 486.

PART A – Prospectus

Part A of the Registrant’s Pre-Effective Amendment No. 2 under the Securities Act of 1933 and Amendment No.2 under the Investment Company Act of 1940, SEC Accession No. 0000910472-12-000415, filed on February 21, 2012, is incorporated by reference herein.

STATEMENT OF ADDITIONAL INFORMATION

THE MULTI-STRATEGY GROWTH & INCOME FUND

March 15, 2012, as amended September 12, 2012

Principal Executive Offices

450 Wireless Boulevard, Hauppauge, NY  11788

1-631-470-2600

This Statement of Additional Information ("SAI") is not a prospectus. This SAI should be read in conjunction with the prospectus of The Multi-Strategy Growth & Income Fund, dated March 15, 2012 (the "Prospectus"), as it may be supplemented from time to time.  The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI).  Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus.  This SAI does not include all information that a prospective investor should consider before purchasing the Fund's securities.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund's securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 1-855-601-3841.   The Prospectus and other Fund information is available on the Fund’s website at www.growthandincomefund.com ..   The registration statement of which the Prospectus is a part can be reviewed and copied at the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-202-551-8090. The Fund's filings with the SEC also are available to the public on the SEC's Internet web site at www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, 100 F Street NE, Washington, D.C. 20549.

TABLE OF CONTENTS

General Information and History
Investment Objective and Policies
Management of the Fund
Codes of Ethics
Proxy Voting Policies and Procedures
Control Persons and Principal Holders
Investment Advisory and Other Services
Portfolio Managers
Allocation of Brokerage
Tax Status
Other Information
Independent Registered Public Accounting Firm
Financial Statements

GENERAL INFORMATION AND HISTORY

The Fund is a newly organized, continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund (the "Fund" or the "Trust").  The Fund was organized as a Delaware statutory trust on June 3, 2011 and has no operating history.  The Fund's principal office is located at c/o Gemini Fund Services, LLC, 450 Wireless Boulevard, Hauppauge, NY  11788, and its telephone number is 1-631-470-2600. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund's investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below.

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Fund's investment objective is to seek returns from capital appreciation and income with an emphasis on income generation.

Fundamental Policies

The Fund's stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, "majority of the outstanding voting securities of the Fund" means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less.  The Fund may not:

(1) Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the "1940 Act") (which currently limits borrowing to no more than 33-1/3% of the value of the Fund's total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any).  The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

(2) Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund's total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund's total assets).

(3) Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the "Securities Act") in connection with the disposition of its portfolio securities.  The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the 1940 Act.

(4) Invest more than 25% of the market value of its net assets in the securities of companies or entities engaged in any one industry, except the REIT industry.  This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities.  Under normal circumstances, the Fund invests over 25% of its net assets in the securities of companies in the REIT industry.

(5) Purchase or sell real estate or interests in real estate.  This limitation is not applicable to investments in securities that are secured by or represent interests in real estate.  This limitation does not preclude the Fund from investing in mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).

(6) Purchase or sell commodities, commodity contracts, except commodity futures contracts, unless acquired as a result of ownership of securities or other investments, except that the Fund may invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7) Make loans to others, except (a) through the purchase of debt securities in accordance with its investment objectives and policies, (b) to the extent the entry into a repurchase agreement is deemed to be a loan, and (c) by loaning portfolio securities up to one-third of total Fund assets.

In addition, the Fund has adopted a fundamental policy that

(8) The Fund will make quarterly repurchases offers for no less than for 5% of the shares outstanding at net asset value ("NAV") less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

If a restriction on the Fund's investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund's investment portfolio, resulting from changes in the value of the Fund's total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Certain Portfolio Securities and Other Operating Policies

As discussed in the Prospectus, the Fund invests in securities of REITs and other issuers.  No assurance can be given that any or all investment strategies, or the Fund's investment program, will be successful.  The Fund's investment adviser is RJL Capital Management, LLC (the "Adviser").  The Adviser is responsible for allocating the Fund's assets among various securities, directly or through a sub-adviser, using its investment strategies, subject to policies adopted by the Fund's Board of Trustees.  Additional information regarding the types of securities and financial instruments is set forth below.

Other Investment Policies and Techniques

Covered Calls

The Fund may write (i.e., sell) covered call options on securities that it owns. A call option is a contract that provides the holder or buyer of the option the right (not the obligation) to purchase the underlying securities from the Fund at a fixed price.  A call option is covered if the Fund (a) owns the underlying security that is subject to the call; or (b) has an absolute or immediate right to acquire that security without additional cash consideration upon conversion or exchange of other securities held in its portfolio.  Premiums received on the sale of call options (without regard to whether or not the option is exercised) are expected to enhance the income of the Fund beyond what would be realized on the underlying securities alone.  Covered call options limit the Fund's gains, while leaving it exposed to losses on the underlying stock against which an option is written.

Net gains from the Fund's option strategy generally will be short-term capital gains which, for federal income tax purposes, will constitute investment company taxable income that, to the extent distributed, will be taxable to shareholders at rates applicable to ordinary income, rather than at lower rates that are applicable to long-term capital gains and certain qualifying dividends.

Master Limited Partnerships

The Fund may invest up to 10% of its assets in Master Limited Partnerships (“MLPs”). An MLP is a publicly traded limited partnership or limited liability company.  An investment in MLP units involves certain risks which differ from an investment in the securities of a corporation.  Holders of MLP units have limited control and voting rights on matters affecting the partnership.  In addition, there are certain tax risks associated with an investment in MLP units and conflicts of interest exist between common unit holders and the general partner, including those arising from incentive distribution payments.  As a partnership, an MLP has no tax liability at the entity level.  If, as a result of a change in current law or a change in an MLP's business, an MLP were treated as a corporation for federal income tax purposes, such an MLP would be obligated to pay federal income tax on its income at the corporate tax rate. If an MLP were classified as a corporation for federal income tax purposes, the amount of cash available for distribution by the MLP would be reduced and distributions received by investors would be taxed under federal income tax laws applicable to corporate dividends (as dividend income, return of capital, or capital gain). Therefore, treatment of an MLP as a corporation for federal income tax purposes would result in a reduction in the after-tax return to investors, as compared to an MLP that is not taxed as a corporation, likely causing a reduction in the value of Fund shares.

Money Market Instruments

The Fund may invest, for defensive purposes or otherwise, some or all of their assets in high quality fixed-income securities, money market instruments and money market mutual funds, or hold cash or cash equivalents in such amounts as the Adviser deems appropriate under the circumstances. In addition, the Fund may invest in these instruments pending allocation of its respective offering proceeds. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less and may include U.S. Government securities, commercial paper, certificates of deposit and bankers acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, the Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis.  This means that delivery and payment occur a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are determined when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty.  The Fund may, if it is deemed advisable, sell the securities after it commits to a purchase but before delivery and settlement takes place.

Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value based upon the public's perception of the creditworthiness of the issuer and changes (either real or anticipated) in the level of interest rates.  Purchasing securities on a when-issued or delayed delivery basis can present the risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when the Fund is fully, or almost fully invested, results in a form of leverage and may cause greater fluctuation in the value of the net assets of the Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered, and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss.  The Fund will segregate liquid assets in amounts sufficient to satisfy its when-issued, delayed delivery and forward commitments.

Repurchases and Transfers of Shares

Repurchase Offers

The Board has adopted a resolution setting forth the Fund's fundamental policy that it will conduct quarterly repurchase offers (the "Repurchase Offer Policy"). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements).  The Repurchase Offer Policy also provides that the repurchase pricing shall occur not later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day.  The Fund's Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval.  The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings.  Such liquidations may result in losses, and may increase the Fund's portfolio turnover.

Repurchase Offer Policy Summary of Terms

1.

The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time.

2.

The repurchase offers will be made in March, June, September and December of each year.

3.

The Fund must receive repurchase requests submitted by shareholders in response to the Fund's repurchase offer within 30 days of the date the repurchase offer is made (or the preceding business day if the New York Stock Exchange is closed on that day) (the "Repurchase Request Deadline").

4.

The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the net asset value applicable to the purchase of shares (the "Repurchase Pricing Date") is 14 calendar days (or the next business day if the fourteenth day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares.  The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and that is reasonably intended to compensate the Fund for expenses directly related to the repurchase.  The repurchase fee may not exceed 2% of the proceeds.  However, the Fund does not currently charge a repurchase fee.  Redemption fees are paid to the Fund directly and are designed to offset costs associated with fluctuations in Fund asset levels and cash flow caused by short-term shareholder trading.  The Fund may rely on Rule 23c-3 only so long as the Board of Trustees satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

Procedures:  All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount:  Each quarter, the Fund may offer to repurchase at least 5% and no more than 25% of the outstanding shares of the Fund on the Repurchase Request Deadline (the "Repurchase Offer Amount").  The Board of Trustees shall determine the quarterly Repurchase Offer Amount.

Shareholder Notification:  Thirty days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification ("Shareholder Notification") providing the following information:

1.

A statement that the Fund is offering to repurchase its shares from shareholders at net asset value;

2.

Any fees applicable to such repurchase, if any;

3.

The Repurchase Offer Amount;

4.

The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the "Repurchase Payment Deadline");

5.

The risk of fluctuation in net asset value between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

6.

The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;

7.

The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

8.

The circumstances in which the Fund may suspend or postpone a repurchase offer;

9.

The net asset value of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the net asset value thereafter; and

10.

The market price, if any, of the shares on the date on which such net asset value was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 ("Notification of Repurchase Offer'') and three copies of the Shareholder Notification with the Securities and Exchange Commission ("SEC") within three business days after sending the notification to shareholders.

Notification of Beneficial Owners:  Where the Fund knows that shares subject of a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934.

Repurchase Requests:  Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline.  The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount:  If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline.  If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis.  This policy, however, does not prohibit the Fund from:

1.

Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of less than 100 shares and who tender all of their stock for repurchase, before prorating shares tendered by others, or

2.

Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

Suspension or Postponement of Repurchase Offers:  The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board of Trustees, including a majority of the Trustees who are not interested persons of the Fund, and only:

1.

If the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code;

2.

If the repurchase would cause the shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

3.

For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary week-end and holiday closings, or during which trading in such market is restricted;

4.

For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

5.

For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement.  If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing Net Asset Value:  The Fund's current net asset value per share ("NAV") shall be computed no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board of Trustees.  Currently, the Board has determined that the Fund's NAV shall be determined daily following the close of the New York Stock Exchange.  The Fund's NAV need not be calculated on:

1.

Days on which changes in the value of the Fund's portfolio securities will not materially affect the current NAV of the shares;

2.

Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or

3.

Customary national, local, and regional business holidays described or listed in the Prospectus.

Liquidity Requirements:  From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund's assets equal to at least 100% of the Repurchase Offer Amount (the "Liquidity Amount") shall consist of assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline.  This requirement means that individual assets must be salable under these circumstances.  It does not require that the entire Liquidity Amount must be salable.  In the event that the Fund's assets fail to comply with this requirement, the Board of Trustees shall cause the Fund to take such action as it deems appropriate to ensure compliance.

Liquidity Policy:  The Board of Trustees may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Fund's investment adviser, but shall continue to be responsible for monitoring the investment adviser's performance of its duties and the composition of the portfolio.  Accordingly, the Board of Trustees has approved this policy that is reasonably designed to ensure that the Fund's portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

1.

In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

(a)

The frequency of trades and quotes for the security.

(b)

The number of dealers willing to purchase or sell the security and the number of potential purchasers.

(c)

Dealer undertakings to make a market in the security.

(d)

The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).

(e)

The size of the fund's holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

2.

If market developments impair the liquidity of a security, the investment adviser should review the advisability of retaining the security in the portfolio.  The investment adviser should report to the basis for its determination to retain a security at the next Board of Trustees meeting.

3.

The Board of Trustees shall review the overall composition and liquidity of the Fund's portfolio on a quarterly basis.

4.

These procedures may be modified as the Board deems necessary.

Registration Statement Disclosure:  The Fund's registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure:  The Fund shall include in its annual report to shareholders the following:

1.

Disclosure of its fundamental policy regarding periodic repurchase offers.

2.

Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

a.

the number of repurchase offers,

b.

the repurchase offer amount and the amount tendered in each repurchase offer,

c.

and the extent to which in any repurchase offer the Fund repurchased stock pursuant to the procedures in paragraph (b)(5) of this section.

Advertising:  The Fund, or any underwriter for the Fund, must comply, as if the Fund were an open-end company, with the provisions of Section 24(b) of the 1940 Act and the rules thereunder and file, if necessary, with FINRA or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

Involuntary Repurchases

The Fund may, at any time, repurchase at net asset value shares held by a shareholder, or any person acquiring shares from or through a shareholder, if: the shares have been transferred or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder; ownership of the shares by the shareholder or other person will cause the Fund to be in violation of, or require registration of the shares, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; continued ownership of the shares may be harmful or injurious to the business or reputation of the Fund or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences; the shareholder owns shares having an aggregate net asset value less than an amount determined from time to time by the Trustees; or it would be in the interests of the Fund, as determined by the Board, for the Fund to repurchase the Shares.  The Adviser may tender for repurchase in connection with any repurchase offer made by the Fund Shares that it holds in its capacity as a shareholder.

Transfers of Shares

No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board's sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion.  The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of shares.  Each shareholder and transferee is required to pay all expenses, including attorneys and accountants fees, incurred by the Fund in connection with such transfer.

MANAGEMENT OF THE FUND

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund's business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation.  The business of the Trust is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust and the Trust's By-laws (the "Governing Documents"), each as amended from time to time, which have been filed with the Securities and Exchange Commission and are available upon request. The Board consists of four individuals, one of whom is an "interested persons" (as defined under the 1940 Act) of the Trust; and three are not interested persons ("Independent Trustees"). Pursuant to the Governing Documents of the Trust, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer and a Principal Accounting Officer. The Board retains the power to conduct, operate and carry on the business of the Trust and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Trust's purposes. The Trustees, officers, employees and agents of the Trust, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Board Leadership Structure

The Trust is led by Mr. Raymond J. Lucia, Jr., who has served as the Chairman of the Board and President since the Trust was organized in 2011.  Mr. Lucia is an "interested person" as defined in the Investment Company Act of 1940, as amended, by virtue of his position as President of the Trust and his indirect controlling interest in the Trust's Adviser.  The Board of Trustees is comprised of Mr. Lucia and three Independent Trustees.  The Independent Trustees have not selected a Lead Independent Trustee.  Additionally, under certain 1940 Act governance guidelines that apply to the Trust, the Independent Trustees will meet in executive session, at least quarterly.  Under the Trust's Agreement and Declaration of Trust and By-Laws, the Chairman of the Board/President is responsible for (a) presiding at board meetings, (b) calling special meetings on an as-needed basis, and, more generally, in-practice (c) execution and administration of Trust policies including (i) setting the agendas for Board meetings and (ii) providing information to Board members in advance of each Board meeting and between Board meetings.  Generally, the Trust believes it best to have a single leader who is seen by shareholders, business partners and other stakeholders as providing strong leadership.  The Trust believes that its Chairman/President together with the Audit Committee and the full Board of Trustees, provide effective leadership that is in the best interests of the Trust and Fund shareholders because of the Board's collective business acumen and understanding of the regulatory framework under which investment companies must operate.

Board Risk Oversight

The Board of Trustees is comprised of Mr. Lucia and three Independent Trustees with a standing independent Audit Committee with a separate chair.  The Audit Committee is composed of only Independent Trustees.  The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary.  The Audit Committee considers financial and reporting risk within its area of responsibilities.  Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

Trustee Qualifications.

Generally, the Trust believes that each Trustee is competent to serve because of their individual overall merits including: (i) experience, (ii) qualifications, (iii) attributes and (iv) skills.  Mr. Lucia has over 10 years of business experience in the investment management business and possesses a strong understanding of the regulatory framework under which investment companies must operate based on his years of experience in the investment management business.  Mr. Lucia also has over 10 years of experience managing investment advisory client interactions with brokerage and insurance business.  Additionally, Mr. Lucia received a B.S. in Accounting from Loyola Marymount University in Los Angeles, currently holds the CPA designation and has earned the Personal Financial Specialist designation from the American Institute of Certified Public Accountants (AICPA).  Dr. Mark Riedy, PhD, has over a decade of academic experience in the real estate and real estate finance areas serving as the Executive Director of the Burnham-Moores Center for Real Estate and the Ernest W. Hahn Professor of Real Estate Finance at the University of San Diego, has over two decades of experience as an executive and/or board member of companies in the commercial and residential real estate markets, has a Doctor of Philosophy degree in Business Economics and Public Policy form the University of Michigan.  Additionally, Dr. Riedy serves as Chairman of the Board of Neighborhood Bancorp, the holding company for Neighborhood National Bank in San Diego, California.  Dr. Riedy possesses a strong understanding of the regulatory framework under which financial enterprises must operate based on his years of service to public and private company boards.  John D. Frager has over 20 years of business experience in the real estate industry including serving as Executive Manager and Director of CB Richard Ellis and CEO and President of Cassidy Turley BRE Commercial.  Mr. Frager also holds a Bachelors degree in Business Administration from the University of Southern California and served as an Officer in the United States Navy.  Based on his years of experience in real estate-related financial matters, Mr. Frager is well qualified to serve as a Trustee.  Ira J. Miller has over 25 years of business planning and financial management experience at a variety of major corporations spanning a broad range of industries and markets.  He started and served as Managing Director, President, Chief Financial Officer, and Treasurer of SAIC Venture Capital Corporation, a $4.0 billion investment subsidiary of Science Applications International Corporation.  Mr. Miller holds a Bachelors Degree in Mathematics from the University of Michigan and completed all course requirements for a Doctor of Philosophy degree in Economics from the Massachusetts Institute of Technology.  The Trust does not believe any one factor is determinative in assessing a Trustee's qualifications, but that the collective experience of each Trustee makes them each highly qualified.

Following is a list of the Trustees and executive officers of the Trust and their principal occupation over the last five years. Unless otherwise noted, the address of each Trustee and Officer is 450 Wireless Boulevard, Hauppauge, NY  11788.

Independent Trustees

Name, Address and Age(Year of Birth)	Position/Term of Office(1)	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex(2) Overseen by Trustee	Other Directorships held by Trustee During Last Five Years
Mark J. Riedy, PhD. 1942	Trustee since Sept. 2011	Executive Director of the Burnham-Moores Center for Real Estate and the Ernest W. Hahn Professor of Real Estate Finance at the University of San Diego, 1992 to present. Dr. Riedy served as President and CEO of National Council of Community Bankers from July 1988 to June 1992. Prior to that he served as President and COO of J.E. Robert Companies from July 1987 to July 1988.	1	BioMed Realty Trust
Ira J. Miller 1946	Trustee since Sept. 2011	Retired as of August 2007; CFO, Treasurer and Board member of Healthy Fast Food, Inc. from November 2006 to July 2007.	1	Healthy Fast Food, Inc.
John D. Frager 1958	Trustee since Sept. 2011	Executive Manager and Director of CB Richard Ellis from October 2010 to the present. Prior to that he was CEO and President of Cassidy Turley BRE Commercial from June 2007 to September 2010. Prior to June 2007, Senior Managing Director CB Richard Ellis.	1	None

Interested Trustee & Officers

Name, Address and Age(year of birth)	Position/Term of Office(1)	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex(2) Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Raymond J. Lucia, Jr. 1975(3)(4)	Trustee, President since Sept. 2011	Executive Vice President (2000 – 2010), Raymond J. Lucia Companies, Inc., Chief Executive Officer (2010 – Present), RJL Wealth Management.	1	None
Stephanie Pimentel 1983	Treasurer since Sept. 201 2

Sr. Financial Analyst (Oct. 2010 – Jan. 2012); Director of Finance (Jan. – Present), RJL Capital Management LLC, Financial Analyst (May 2006 – 2008); Senior Financial Analyst (2008-2009); Director of Finance (2009-2010), LPL Financial

			n/a	n/a
James Colantino 1969	Assistant Treasurer since Sept. 2011	Vice President (2004 - Present); Senior Fund Administrator (1999-2004), Gemini Fund Services, LLC.	n/a	n/a
Joseph P. Lucia(4) 1974	Secretary since Sept. 2011	Executive Vice President (2006 – 2010), Raymond J Lucia Companies, Inc., Executive Vice President (2006 – Present), RJL Wealth Management, LLC.	n/a	n/a
James P. Ash 1976	Assistant Secretary since Sept. 2011

Vice President of Gemini Fund Services, LLC (since 2011); Director of Legal Administration, Gemini Fund Services, LLC (since 2009); Assistant Vice President of Legal Administration, Gemini Fund Services, LLC (2008 - 2011).

			n/a	n/a
Emile R. Molineaux	Chief Compliance Officer and Anti-Money Laundering Officer Since December 2010

General Counsel, CCO and Senior Vice President, Gemini Fund Services, LLC (2003 -  2011); CCO of various clients of Northern Lights Compliance Services, LLC, (Secretary since 2003 and Senior Compliance Officer since 2011).

			n/a	n/a

(1) The term of office for each Trustee and officer listed above will continue indefinitely.

(2) The term "Fund Complex" refers to The Multi-Strategy Growth & Income Fund.

(3) Raymond J. Lucia, Jr. is an interested person of the Trust by virtue of his position as President of the Trust and his indirect controlling interest in the Trust's Adviser.

(4) Raymond J. Lucia, Jr. and Joseph P. Lucia are cousins.

Board Committees

Audit Committee

The Board has an Audit Committee that consists of two Trustees (Ira J. Miller and Mark J. Riedy, Chairman of the Audit Committee), each of whom is not an "interested person" of the Trust within the meaning of the 1940 Act. The Audit Committee's responsibilities include: (i) recommending to the Board the selection, retention or termination of the Trust's independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Trust's financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Trust's independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor's independence; and (v) considering the comments of the independent auditors and management's responses thereto with respect to the quality and adequacy of the Trust's accounting and financial reporting policies and practices and internal controls.  The Audit Committee operates pursuant to an Audit Committee Charter. The Audit Committee is responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate.  The Audit Committee generally will consider shareholder nominees to the extent required pursuant to rules under the Securities Exchange Act of 1934. The Audit Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate. As of the date of this SAI, the Audit Committee held one meeting.

Trustee Ownership

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of March 9, 2012 ..

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Raymond J. Lucia, Jr.	$50,001 - $100,000	$50,001 - $100,000
Mark J. Riedy, PhD.	None	None
Ira J. Miller	None	None
John D. Frager	None	None

Compensation

Each Trustee who is not affiliated with the Trust or Adviser will receive a quarterly meeting fee of $2,500, as well as reimbursement for any reasonable expenses incurred attending the meetings.  None of the executive officers receive compensation from the Trust.

The table below details the amount of compensation the Trustees are expected to receive from the Trust during the fiscal period ended December 31, 2011.  The Trust does not have a bonus, profit sharing, pension or retirement plan.

Name and Position	Aggregate Compensation From Trust	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Trust Paid to Directors
Mark J. Riedy	$2,500	None	None	$2,500
Ira J. Miller	$2,500	None	None	$2,500
John D. Frager	$2,500	None	None	$2,500
Raymond J. Lucia, Jr.	None	None	None	None

CODES OF ETHICS

Each of the Fund, the Adviser, the sub-adviser and the Trust's distributor has adopted a code of ethics under Rule 17j-1 of the 1940 Act (collectively the "Ethics Codes").  Rule 17j-1 and the Ethics Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel ("Access Persons").  The Ethics Codes permit Access Persons, subject to certain restrictions, to invest in securities, including securities that may be purchased or held by the Fund. Under the Ethics Codes, Access Persons may engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings or private placements. The Ethics Codes can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. The codes are available on the EDGAR database on the SEC's website at www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549.

PROXY VOTING POLICIES AND PROCEDURES

The Board has adopted Proxy Voting Policies and Procedures ("Policies") on behalf of the Trust, which delegate the responsibility for voting proxies to the Adviser, subject to the Board's continuing oversight.  The Policies require that the Adviser vote, or cause to be voted, proxies received in a manner consistent with the best interests of the Fund and shareholders.  A summary of the proxy policies and procedures of the Adviser is attached to this SAI.  The Adviser has delegated responsibilities for decisions regarding proxy voting for securities held by the Fund that are managed by the sub-adviser to the sub-adviser.  The sub-adviser will vote such proxies in accordance with its proxy policies and procedures. A summary of the proxy policies and procedures of the sub-adviser is attached to this SAI.  The Policies also require the Adviser to present to the Board, at least annually, both the Adviser's Proxy Policies and sub-adviser's Proxy Policies and a record of each proxy voted, or those caused to be voted, by the Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser involving a conflict of interest.

Where a proxy proposal raises a material conflict between the interests of the Adviser or sub-adviser, any affiliated person(s) of the Adviser or sub-adviser, the Fund's principal underwriter (distributor) or any affiliated person of the principal underwriter (distributor), or any affiliated person of the Trust and the Fund's or its shareholder's interests, the Adviser or sub-adviser will resolve the conflict by voting in accordance with the policy guidelines or at the Trust's directive using the recommendation of an independent third party.  If the third party's recommendations are not received in a timely fashion, the Adviser or sub-adviser will abstain from voting.

Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at 1-855-601-3841; and (2) on the U.S. Securities and Exchange Commission's website at http://www.sec.gov.  In addition, a copy of the Fund's proxy voting policies and procedures are also available by calling toll-free at 1-855-601-3841 and will be sent within three business days of receipt of a request.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund.  A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control.  A control person may be able to determine the outcome of a matter put to a shareholder vote.   As of August 27, 2012  no shareholders of record owned 5% or more of the outstanding shares of the Fund.

INVESTMENT ADVISORY AND OTHER SERVICES

Adviser

RJL Capital Management, LLC, located at 13520 Evening Creek Drive N., Suite 300, San Diego, CA 92128, serves as the Fund's investment adviser.  The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended.  The Adviser was established in June 2011 for the purpose of providing investment advisory services to the Fund and other institutional investors.  As of the date of this SAI, it had no clients other than the Fund.  The majority of interests of the Adviser are indirectly owned by Raymond Lucia, Jr., who is deemed to control the Adviser because he indirectly controls more than 25% of the voting interests of the Adviser.

Under the general supervision of the Fund's Board of Trustees, the Adviser will carry out the investment and reinvestment of the net assets of the Fund (directly or through the use of a sub-adviser), will furnish continuously an investment program with respect to the Fund, will determine which securities should be purchased, sold or exchanged.  In addition, the Adviser will supervise and provide oversight of the Fund's service providers.  The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund.  The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Management Agreement a monthly management fee computed at the annual rate of 0.75% of the daily net assets.  The Adviser may employ research services and service providers to assist in the Adviser's market analysis and investment selection.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the "Expense Limitation Agreement") under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including all organization and offering expenses, but excluding interest, brokerage commissions and extraordinary expenses), to the extent that they exceed 1.75% per annum of the Fund's average daily net assets (the "Expense Limitation"). In consideration of the Adviser's agreement to limit the Fund's expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the end of the fiscal year in which they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded. The Board of Trustees has reviewed the Adviser's financial condition and is satisfied that the Adviser has the resources to meet its obligations to the Fund.  The Expense Limitation Agreement will remain in effect, at least until March 31, 2013, unless and until the Board approves its modification or termination.  This agreement may be terminated only by the Fund's Board of Trustees on 60 days written notice to the Adviser.  After March 31, 2013, the Expense Limitation Agreement may be renewed at the Adviser's and Board's discretion.

Sub-Adviser.  First Allied Asset Management, Inc., the sub-adviser of the Fund, is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The sub-adviser was formed in 2006 and provides investment management services to institutions, such as other investment advisers and the Fund.  The sub-adviser's portfolio manager has no experience managing a closed-end fund.  The majority of shares in the sub-adviser are indirectly owned by Lovell Minnick Partners, LLC, which may be deemed to control the sub-adviser indirectly because it controls, directly or indirectly, more than 25% of the voting shares of the sub-adviser as of November 1, 2011.

Conflicts of Interest

Adviser

The Adviser may provide investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Fund ("Adviser Accounts").  The Fund has no interest in these activities. The Adviser and the investment professionals, who on behalf of the Adviser, provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.  Set out below are practices that the Adviser follows.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund.  As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser, or by the Adviser for the Adviser Accounts, if any, that are the same as, different from or made at a different time than, positions taken for the Fund.

Sub-Adviser

The sub-adviser may provide investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Fund ("sub-adviser accounts").  The Fund has no interest in these activities. The Adviser and the investment professionals, who on behalf of the Adviser, provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the sub-adviser accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.  Set out below are practices that the sub-adviser follows.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the sub-adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund.  As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the sub-adviser, or by the sub-adviser for the sub-adviser Accounts, if any, that are the same as, different from or made at a different time than, positions taken for the Fund.

PORTFOLIO MANAGERS

Adviser

Mr. Lucia of the Adviser is the Fund's portfolio manager.  Mr. Lucia has primary responsibility for management of the Fund's investment portfolio and has served the Fund in this capacity since it commenced operations in 2012.  Mr. Lucia receives a salary, retirement plan benefits and performance-based bonus from the Adviser.  Because the portfolio manager may manage assets for other pooled investment vehicles and/or other accounts (including institutional clients, pension plans and certain high net worth individuals) (collectively "Client Accounts"), or may be affiliated with such Client Accounts, there may be an incentive to favor one Client Account over another, resulting in conflicts of interest. For example, the Adviser may, directly or indirectly, receive fees from Client Accounts that are higher than the fee it receives from the Fund, or it may, directly or indirectly, receive a performance-based fee on a Client Account. In those instances, a portfolio manager may have an incentive to not favor the Fund over the Client Accounts. The Adviser has adopted trade allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest.

As of December 31, 2011, Mr. Lucia was responsible for the management of the following types of accounts in addition to the Fund:

Other Accounts By Type	Total Number of Accounts by Account Type	Total Assets By Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets By Account Type Subject to a Performance Fee
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	0	$0	0	$0

Sub-Adviser

Mr. Mindlin of the sub-adviser is the Fund's common stock portfolio manager and has served the Fund in this capacity since it commenced operations in 2011.  Mr. Mindlin receives a salary and discretionary bonus from the sub-adviser.  Because the portfolio manager may manage assets for other pooled investment vehicles and/or other accounts (including institutional clients, pension plans and certain high net worth individuals) (collectively "Client Accounts"), or may be affiliated with such Client Accounts, there may be an incentive to favor one Client Account over another, resulting in conflicts of interest. For example, the sub-adviser may, directly or indirectly, receive fees from Client Accounts that are higher than the fee it receives from the Fund indirectly though the Adviser, or it may, directly or indirectly, receive a performance-based fee on a Client Account. In those instances, a portfolio manager may have an incentive to not favor the Fund over the Client Accounts. The sub-adviser has adopted trade allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest.  As of the date of this SAI, Mr. Mindlin owned no Fund shares.

As of January 1, 2012, Mr. Mindlin was responsible for the management of the following types of accounts in addition to the Fund:

Other Accounts By Type	Total Number of Accounts by Account Type	Total Assets By Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets By Account Type Subject to a Performance Fee
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	8,151	$755,726,695	0	$0

Distributor

Northern Lights Distributors, LLC (the "Distributor"), located at 4020 South 147th Street, Omaha, NE 68137, is serving as the Fund's principal underwriter and acts as the distributor of the Fund's shares, subject to various conditions.

ALLOCATION OF BROKERAGE

Adviser

Specific decisions to purchase or sell securities for the Fund are made by the portfolio managers who are employees of the Adviser. The Adviser is authorized by the Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund or the Adviser for the Fund's use. Such allocation is to be in such amounts and proportions as the Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, the Adviser will take the following into consideration:

•

the best net price available;

•

the reliability, integrity and financial condition of the broker or dealer;

•

the size of and difficulty in executing the order; and

•

the value of the expected contribution of the broker or dealer to the investment performance of the Fund on a continuing basis.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Adviser determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Adviser may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Adviser exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund.

Sub-Adviser

Specific decisions to purchase or sell common stocks for the Fund are made by the sub-adviser portfolio manager who is an employee of the sub-adviser. The sub-adviser is authorized by the Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund or the sub-adviser for the Fund's use. Such allocation is to be in such amounts and proportions as the sub-adviser may determine.

In selecting a broker or dealer to execute each particular transaction, the sub-adviser will take the following into consideration:

•

the best net price available;

•

the reliability, integrity and financial condition of the broker or dealer;

•

the size of and difficulty in executing the order; and

•

the value of the expected contribution of the broker or dealer to the investment performance of the Fund on a continuing basis.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the sub-adviser determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the sub-adviser may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the sub-adviser exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund.

Affiliated Party Brokerage

The Adviser and Sub-Adviser, and their affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances in which the Adviser or Sub-Adviser have determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument each on the same day.

The Adviser and Sub-Adviser execute trades, on behalf of the Fund, through their affiliated broker.  The Adviser and Sub-Adviser may realize a profit from such trading activity.  Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund's procedures adopted in accordance with Rule 17e-1 under the 1940 Act.   The policy of the Fund with respect to brokerage is reviewed by the Trustees from time to time.  Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified.

TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax adviser regarding their investment in the Fund.

The Fund intends to qualify as regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its net investment income or net capital gain, which are distributed to shareholders in accordance with the applicable timing requirements. Net investment income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code.  Net investment income is made up of dividends and interest less expenses. Net capital gain for a fiscal year is computed by taking into account any capital loss carryforward of the Fund.  Capital losses incurred after January 31, 2011 may now be carried forward indefinitely and retain the character of the original loss.  Under pre-enacted laws, capital losses could be carried forward to offset any capital gains for eight years, and carried forward as short-term capital, irrespective of the character of the original loss.  Capital loss carry forwards are available to offset future realized capital gains. To the extent that these carry forwards are used to offset future capital gains it is probable that the amount offset will not be distributed to shareholders.

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and therefore should not be required to pay any federal income or excise taxes. Distributions of net investment income will be made quarterly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

To be treated as a regulated investment company under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund's assets is represented by cash, U.S. government securities and securities of other regulated investment companies, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund's assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other regulated investment companies) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

If the Fund fails to qualify as a regulated investment company under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund's net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund's net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund's ordinary income for the calendar year and at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund expects to time its distributions so as to avoid liability for this tax.

The following discussion of tax consequences is for the general information of shareholders that are subject to tax. Shareholders that are IRAs or other qualified retirement plans are exempt from income taxation under the Code.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain ("capital gain dividends") generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

A redemption of Fund shares by a shareholder will result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder's tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

Distributions of taxable net investment income and net capital gain will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date.

All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements.

Under the Code, the Fund will be required to report to the Internal Revenue Service all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a regulated investment company may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

Original Issue Discount and Pay-In-Kind Securities

Current federal tax law requires the holder of a U.S. Treasury or other fixed-income zero coupon security to accrue as income each year a portion of the discount at which the security was purchased, even though the holder receives no interest payment in cash on the security during the year. In addition, pay-in-kind securities will give rise to income which is required to be distributed and is taxable even though the Fund holding the security receives no interest payment in cash on the security during the year.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund may be treated as debt securities that are issued originally at a discount. Generally, the amount of the original issue discount ("OID") is treated as interest income and is included in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. A portion of the OID includable in income with respect to certain high-yield corporate debt securities (including certain pay-in-kind securities) may be treated as a dividend for U.S. federal income tax purposes.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund in the secondary market may be treated as having market discount. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the "accrued market discount" on such debt security. Market discount generally accrues in equal daily installments. The Fund may make one or more of the elections applicable to debt securities having market discount, which could affect the character and timing of recognition of income.

Some debt securities (with a fixed maturity date of one year or less from the date of issuance) that may be acquired by the Fund may be treated as having acquisition discount, or OID in the case of certain types of debt securities. Generally, the Fund will be required to include the acquisition discount, or OID, in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. The Fund may make one or more of the elections applicable to debt securities having acquisition discount, or OID, which could affect the character and timing of recognition of income.

A fund that holds the foregoing kinds of securities may be required to pay out as an income distribution each year an amount, which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by liquidation of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution, if any, than they would in the absence of such transactions.

Shareholders of the Fund may be subject to state and local taxes on distributions received from the Fund and on redemptions of the Fund's shares.

A brief explanation of the form and character of the distribution accompany each distribution. In January of each year the Fund issues to each shareholder a statement of the federal income tax status of all distributions.

Shareholders should consult their tax advisers about the application of federal, state and local and foreign tax law in light of their particular situation.

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights.  Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Portfolio Holdings Disclosure :  The Trust has adopted policies and procedures that govern the disclosure of the Fund’s portfolio holdings. These policies and procedures are designed to ensure that such disclosure is in the best interests of Fund shareholders.

The Fund discloses its portfolio holdings by mailing its annual and semi-annual reports to shareholders approximately two months after the end of the fiscal year and semi-annual period.

In addition, the Fund’s adviser will publish a schedule of the Fund’s 10 largest portfolio holdings on a monthly basis, approximately 10 days after the end of each month. The schedule shall be published on the Fund’s website at www.growthandincomefund.com ..  This information will remain on the website until new information for the next month is posted.  This information also is available by calling toll-free 1-855-601-3841.

The Fund may choose to make available its portfolio holdings to rating agencies such as Lipper, Morningstar or Bloomberg more frequently, on a confidential basis.

Compliance Service Provider

Northern Lights Compliance Services, LLC ("NLCS"), located at 450 Wireless Boulevard, Hauppauge, NY  11788 provides a Chief Compliance Officer to the Fund as well as related compliance services pursuant to a consulting agreement between NLCS and the Fund.

Administrator

Gemini Fund Services, LLC ("GFS"), located at 450 Wireless Boulevard, Hauppauge, NY  11788 serves as the Fund's administrator, fund accountant and transfer agent pursuant to a fund services agreement between GFS and the Fund.

Legal Counsel

Thompson Hine LLP, 41 South High Street, 17th floor, Columbus, Ohio  43215, acts as legal counsel to the Fund.

Custodian

Union Bank, N.A. (the "Custodian") serves as the primary custodian of the Fund's assets, and may maintain custody of the Fund's assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian's principal business address is 350 California Street, San Francisco, California  94104.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BBD, LLP is the independent registered public accounting firm for the Fund and will audit the Fund's financial statements.  BBD, LLP is located at 1835 Market Street, 26th Floor, Philadelphia, PA  19103.

  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and the Shareholder of The Multi-Strategy Growth & Income Fund

We have audited the accompanying statement of assets and liabilities and the related statement of operations of The Multi-Strategy Growth and Income Fund (“the Fund”), as of January 31, 2012. The financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position and operations of the Fund as of January 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

BBD, LLP

Philadelphia, Pennsylvania

August 17, 2012

THE MULTI-STRATEGY GROWTH & INCOME FUND

FINANCIAL STATEMENTS

January 31, 2012

THE MULTI-STRATEGY GROWTH & INCOME FUND

STATEMENT OF ASSETS AND LIABILITIES (Unaudited)

January 31, 2012

____________________________________________________________________________

ASSETS
Cash	$100,000
Deferred Offering Costs	101,218

Total Assets	201,218

LIABILITIES
Payable to Advisor for Offering Costs	101,218

Total Liabilities	101,218

NET ASSETS	$100,000

At January 31, 2012 the components of net assets were as follows:
Paid-in capital	$100,000

Shares of beneficial interest outstanding,
10,000,000 shares authorized without par value	6,667

Net asset value per share	$15.00

Maximum offering price per share ($15.00/.945)	$15.87

____________________________________________________________________________

See notes to financial statements.

THE MULTI-STRATEGY GROWTH & INCOME FUND

STATEMENT OF OPERATIONS (Unaudited)

January 31, 2012

____________________________________________________________________________

INVESTMENT INCOME	$ -

EXPENSES
Organizational expenses	18,889
Less: Reimbursement from Advisor	(18,889)

NET EXPENSES	-

NET INVESTMENT INCOME	$ -

___________________________________________________________________________

See notes to financial statements.

THE MULTI-STRATEGY GROWTH & INCOME FUND

NOTES TO FINANCIAL STATEMENTS (Unaudited)

January 31, 2012

____________________________________________________________________________

(1) ORGANIZATION

The Multi-Strategy Growth & Income Fund (the “Fund”) is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund engages in a continuous offering of shares and operates as an interval fund that will offer to make quarterly repurchases of shares at net asset value. The Fund’s Investment Advisor is RJL Capital Management, LLC (the “Advisor”).

The investment objective of the Fund is to seek returns with an emphasis on income generation.

The Fund was organized as a statutory trust on June 3, 2011 under the laws of the State of Delaware. The Fund had no operations from that date to January 31, 2012, other than those relating to organizational matters and the registration of its shares under applicable securities laws. The President of the Advisor purchased the initial shares at $15.00 per share on October 19, 2011.

The Fund shares are offered subject to a maximum sales charge of 5.50% of the offering price.

(2) SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The following is a summary of significant accounting policies used in preparing the financial statements.

Organizational and Offering Costs

All costs incurred by the Fund in connection with its organization have been advanced by the Advisor subject to recoupment as described in Note 3. Organizational costs were charged to expenses as incurred. Offering costs incurred by the Fund are treated as deferred charges until operations commence and thereafter will be amortized over a 12 month period using the straight line method.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions related to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ from those estimates.

THE MULTI-STRATEGY GROWTH & INCOME FUND

NOTES TO FINANCIAL STATEMENTS (Unaudited) (continued)

January 31, 2012

____________________________________________________________________________

Federal Income Taxes

The Fund intends to qualify as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986, as amended, and, if so qualified, will not be liable for federal income taxes to the extent earnings are distributed to shareholders on a timely basis.

Indemnification

The Fund indemnifies its officers and trustees for certain liabilities that may arise from the performance of their duties to the Fund. Additionally, in the normal course of business, the Fund enters into contracts that contain a variety of representations and warranties which provide general indemnities. The Fund’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Fund that have not yet occurred.

However, the Fund expects the risk of loss due to these warranties and indemnities to be remote.

(3) INVESTMENT ADVISORY AND AFFILIATES

As compensation for its services, the Fund pays to the Advisor a monthly advisory fee at an annual rate of 0.75% of its average daily net assets.

The Advisor, pursuant to an Expense Limitation Agreement (the “Agreement”) has contractually agreed to reduce its fees and/or absorb expenses of the Fund, at least until March 31, 2013 to ensure that Net Annual Operating Expenses (including organizational and offering expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) will not exceed 1.75% of the Fund’s average daily net assets. The Agreement will allow the Advisor to recover amounts previously reimbursed for operating expenses to the Fund to the extent that the Fund’s expense ratios fall below the above indicated expense limitations. The amounts that can be recovered will be limited to the difference between the actual expense ratio and the amount of the expense limitation. Under such agreement, the Advisor can only recover such amounts for a period of up to three years. As of January 31, 2012, the amount recoverable by the Advisor under the Agreement was $18,889.

Northern Lights Distributors, LLC (the "Distributor") is serving as the Fund's principal underwriter and acts as the distributor of the Fund's shares on a best efforts basis, subject to various conditions.

(4) SHAREHOLDER SERVICES PLAN

The Fund has adopted a "Shareholder Services Plan" under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Under the Shareholder Services Plan, the Fund may incur expenses on an annual basis equal to 0.25% of its average net assets.

THE MULTI-STRATEGY GROWTH & INCOME FUND

NOTES TO FINANCIAL STATEMENTS (Unaudited) (continued)

January 31, 2012

____________________________________________________________________________

(5) SUBSEQUENT EVENTS

The Fund is required to recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the Statement of Assets and Liabilities. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Fund is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such an estimate cannot be made. Management has evaluated subsequent events through the issuance of these financial statements and has noted no such events.

APPENDIX A

Adviser and sub-adviser

PROXY VOTING POLICIES AND PROCEDURES

PROXY VOTING: RJL Capital Management, LLC

SUMMARY OF PROXY VOTING GUIDELINES

Election of the Board of Directors

We believe that good corporate governance generally starts with a board composed primarily of independent directors, unfettered by significant ties to management, all of whose members are elected annually.  We also believe that turnover in board composition promotes independent board action, fresh approaches to governance, and generally has a positive impact on shareholder value.  We will generally vote in favor of non-incumbent independent directors.

The election of a company's board of directors is one of the most fundamental rights held by shareholders.  Because a classified board structure prevents shareholders from electing a full slate of directors annually, we will generally support efforts to declassify boards or other measures that permit shareholders to remove a majority of directors at any time, and will generally oppose efforts to adopt classified board structures.

Approval of Independent Auditors

We believe that the relationship between a company and its auditors should be limited primarily to the audit engagement, although it may include certain closely related activities that do not raise an appearance of impaired independence.

We will evaluate on a case-by-case basis instances in which the audit firm has a substantial non-audit relationship with a company to determine whether we believe independence has been, or could be, compromised.

Equity-based compensation plans

We believe that appropriately designed equity-based compensation plans, approved by shareholders, can be an effective way to align the interests of shareholders and the interests of directors, management, and employees by providing incentives to increase shareholder value.  Conversely, we are opposed to plans that substantially dilute ownership interests in the company, provide participants with excessive awards, or have inherently objectionable structural features.

We will generally support measures intended to increase stock ownership by executives and the use of employee stock purchase plans to increase company stock ownership by employees.  These may include:

1.

Requiring senior executives to hold stock in a company.

2.

Requiring stock acquired through option exercise to be held for a certain period of time.

These are guidelines, and we consider other factors, such as the nature of the industry and size of the company, when assessing a plan's impact on ownership interests.

Corporate Structure

We view the exercise of shareholders' rights, including the rights to act by written consent, to call special meetings and to remove directors, to be fundamental to good corporate governance.

Because classes of common stock with unequal voting rights limit the rights of certain shareholders, we generally believe that shareholders should have voting power equal to their equity interest in the company and should be able to approve or reject changes to a company's by-laws by a simple majority vote.

We will generally support the ability of shareholders to cumulate their votes for the election of directors.

Shareholder Rights Plans

While we recognize that there are arguments both in favor of and against shareholder rights plans, also known as poison pills, such measures may tend to entrench current management, which we generally consider to have a negative impact on shareholder value.  Therefore, while we will evaluate such plans on a case by case basis, we will generally oppose such plans.

PROXY VOTING: First Allied Asset Management, Inc.

SUMMARY OF PROXY VOTING GUIDELINES

Decisions on voting of proxies for the securities in the portfolio will be made by First Allied Asset Management, Inc. unless the client otherwise specifically directs.

The Chief Operating Officer (COO) is the designated person responsible for monitoring corporate actions, making voting decisions, and for ensuring that proxies are submitted timely.

The CCO or designee will periodically monitor the voting of proxies and supervise the designated person. Proxies should be voted in the best economic interest of the client. However, the designated person can consider other factors by agreement with the client or to comply with statutory requirements. Conflicts could arise from time to time. In the event a conflict arises, First Allied Asset Management, Inc. will obtain the client's informed consent to vote the proxy in a specific manner. When seeking client consent, we will provide the client with sufficient information regarding the matter and the nature of the conflict to enable the client to make an informed decision.

There may be times when refraining from voting a proxy is in the client's best interest, such as when the cost of voting exceeds the expected benefit to the client. An example might be in casting a vote on a foreign security that may involve additional costs such as hiring an interpreter. The following guidelines summarize positions on various issues of concern to investors and give general indication as to how First Allied Asset Management, Inc. will vote shares on each issue:

Generally, First Allied Asset Management, Inc. will consider management initiatives and shareholder resolutions that are socially responsible and reduce a company's negative impact on the environment a case-by-case basis.

Generally, First Allied Asset Management, Inc. will support the authorization of additional common stock necessary to facilitate a stock split.

Generally, First Allied Asset Management, Inc. will oppose an executive compensation proposal if we believe the compensation does not reflect the economic and social circumstances of the company (i.e., at times of layoff, wage freezes, etc.).

The adviser will consider on a case-by-case basis mergers and acquisitions.

PART C – Other Information

Item 25. Financial Statements and Exhibits

1. Financial Statements

Part A:

None.

Part B:

Report of Independent Registered Public Accounting Firm
Statement of Assets and Liabilities Statement of Assets and Liabilities, Statement of Operations, and Notes to Financial Statements as of January 31, 2012.

2. Exhibits

a.

(1) Agreement and Declaration of Trust*

a.

(2) Certificate of Trust*

b.

By-Laws**

c.

Voting Trust Agreements: None

d.

Instruments Defining Rights of Security Holders. See Article III, "Shares" and Article V "Shareholders' Voting Powers and Meetings" of the Registrant's Agreement and Declaration of Trust. See also, Article 12, "Meetings" of shareholders of the Registrant's By-Laws.

e.

Dividend reinvestment plan: None.

f.

Rights of subsidiaries long-term debt holders: Not applicable.

g.

(1) Investment Advisory Agreement**

(2) Sub-Advisory Agreement ****

h.

(1) Underwriting Agreement**

(2) Shareholder Servicing Plan and Agreement**

(3) Selling Agreement Form**

i.

Bonus, profit sharing, pension and similar arrangements for Fund Trustees and Officers: None.

j.

Custodian Agreement**

k.

(1) Fund Services Agreement (Administration, Accounting and Transfer Agency)**

(2) Compliance Consulting Agreement**

(3) Expense Limitation Agreement**

l.

Opinion and Consent of Counsel

(1) Opinion of Counsel***

l.

(2) Consent of Counsel (Filed herewith)

m.

Non-resident Trustee Consent to Service of Process: Not applicable

n.

Consent of Independent Registered Public Accounting Firm (Filed herewith)

o.

Omitted Financial Statements: None

p.

Initial Capital Agreement**

q.

Model Retirement Plan: None

r.

(1) Code of Ethics-Fund**

(2) Code of Ethics-Adviser**

(3) Code of Ethics-sub-adviser**

(4) Code of Ethics-Principal Underwriter/Distributor**

s.

Powers of Attorney**

* Previously filed on June 15, 2011, as an exhibit to the Registrant's Registration Statement on Form N-2, and hereby incorporated by reference.

** Previously filed on November 16, 2011, as an exhibit to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, and hereby incorporated by reference.

*** Previously filed on March 1, 2012, as an exhibit to Pre-Effective Amendment No. 3 to the Registrant's Registration Statement on Form N-2, and hereby incorporated by reference.

**** Previously filed on March 9, 2012, as an exhibit to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, and hereby incorporated by reference.

Item 26. Marketing Arrangements

Not Applicable.

Item 27. Other Expenses of Issuance and Distribution (estimated)

SEC Registration fees	$11,610
FINRA fees	$0
Legal fees	$30,571
Blue Sky fees	$42,886
Miscellaneous fees	$15,151
Printing	$1,000
Total	$101,218

Item 28. Persons Controlled by or Under Common Control with Registrant

None.

Item 29. Number of Holders of Securities as of March 8, 2012:

Title of Class Shares of Beneficial Ownership.	Number of Record Holders 6 1 0

Item 30. Indemnification

Reference is made to Article VIII Section 2 of the Registrant's Agreement and Declaration of Trust (the "Declaration of Trust"), filed as Exhibit (a)(2) hereto, and to Section 8 of the Registrant's Underwriting Agreement, to be filed as Exhibit (h)(1) hereto. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and Underwriting Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940, as amended (the "1940 Act"), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect.  The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser and Sub-Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser or sub-adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser or sub-adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant's prospectus in the section entitled "Management of the Fund." Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-72595), and is incorporated herein by reference.  Information as to the members and officers of the sub-adviser is included in its Form ADV as filed with the SEC (File No. 801-67188), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

Gemini Fund Services, LLC, the Fund's administrator, maintains certain required accounting related and financial books and records of the Registrant at 450 Wireless Boulevard, Hauppauge, New York  11788. The other required books and records are maintained by the Adviser at 13520 Evening Creek Drive N., Suite 300, San Diego, CA 92128; by the Custodian at 350 California Street, 6th Floor San Francisco, California  94104; and by the sub-adviser at 655 W. Broadway, 12th Floor, San Diego, CA 92101 and 6935 Flanders Drive, San Diego, CA 92121.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1. The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value of the Fund declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value of the Fund increases to an amount greater than its net proceeds as stated in the prospectus.

2. The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (a) (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. (b)  For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. (c) The Registrant undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. (d) The Registrant undertakes that, for the purpose of determining liability under the 1933 Act, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use. (e) The Registrant undertakes that, for the purpose of determining liability under the 1933 Act, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (ii) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

3. For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective. The Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

4. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant's statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), the Registrant, The Multi-Strategy Growth & Income Fund, certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 486(b) under the Securities Act and has duly caused this Post-Effective Amendment No. 2 under the Securities Act and Amendment No. 5 under the 1940 Act to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus and State of Ohio on the 12 th day of September 2012.

THE MULTI-STRATEGY GROWTH & INCOME FUND

By:

/s/ Michael V. Wible

Name:

Michael V. Wible

Title:

Attorney-in-Fact*

*Pursuant to Powers of Attorney

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates.

Name	Title	Date
Mark J. Riedy **	Trustee	September 12, 2012
Ira J. Miller **	Trustee	September 12, 2012
John D. Frager **	Trustee	September 12, 2012
Raymond J. Lucia, Jr.**	Trustee, President and Principal Executive Officer	September 12, 2012
Stephanie Pimentel	Treasurer and Principal Financial Officer	September 12, 2012

**By:

/s/ Michael V. Wible     September 12, 2012

Michael V. Wible

**Attorney-in-Fact – Pursuant to Powers of Attorney.

By:   /s/ Stephanie Pimentel

    September 12, 2012

Stephanie Pimentel

EXHIBIT INDEX

Description	Exhibit Number
Consent of Independent Registered Public Accounting Firm	99(n)
Consent of Counsel	99(l)(2)